News Release                                            Exhibit (a)(14)

Company’s biggest-ever transaction successful:

Bayer and Schering optimistic
about their common future

•	Higgins to be Management Board Chairman of Bayer Schering Pharma AG
•	Köstlin, Rubin, Riemann and Baumann will join the Management Board
•	Wenning to become Supervisory Board Chairman of Bayer Schering Pharma AG
•	Erlen will be Supervisory Board Vice Chairman
•	Extraordinary Stockholders’ Meeting of Schering AG in September

Berlin/Leverkusen - Following the success of Bayer’s takeover offer for Schering, the two companies are confident about their common future. “We will combine two successful pharmaceutical companies to form a single, even more powerful unit and create a leading global enterprise,” said Bayer Management Board Chairman Werner Wenning at a joint news conference on Wednesday in Berlin. “Schering is in excellent shape,” added Schering Executive Board Chairman Dr. Hubertus Erlen. “Together with Bayer we now want to become even better. And the chances of achieving this are good.” The two chairmen announced initial details of the upcoming integration process. An extraordinary stockholders’ meeting of Schering AG is planned for September. After that the future “Bayer Schering Pharma,” headquartered in Berlin, will be led by a new Board of Management chaired by Arthur Higgins, who will also continue to head up the entire Bayer HealthCare subgroup.

Also on the Management Board of Bayer Schering Pharma will be Dr. Ulrich Köstlin and Prof. Marc Rubin from Schering, along with Dr. Gunnar Riemann and Werner Baumann from Bayer. Köstlin will assume responsibility for the Primary Care, Gynecology and Andrology, and Diagnostic Imaging product groups, and will represent the business in Europe, Asia and Japan. Riemann will head up the Oncology,

Hematology and Cardiology, Dermatology, and Specialty Therapeutics business units and also assume responsibility for the North and South America regions. Rubin will serve as head of Research and Development in the new company, while Baumann will become head of Central Administration and Organization. In this function, Baumann will continue to be responsible for the entire Bayer HealthCare subgroup. On the Board of Bayer Schering Pharma he will also hold responsibility for Production and Human Resources. All the members of the Board of Management of Bayer Schering Pharma will at the same time be members of the Bayer HealthCare Executive Committee.

The three other current members of the Schering Executive Board - Dr. Karin Dorrepaal, Prof. Rainer Metternich and Dr. Jörg Spiekerkötter - have decided not to serve on the Board of Management of Bayer Schering Pharma. The present Executive Board of Schering AG will remain in office until the extraordinary stockholders’ meeting and assist with the integration.

Schering Executive Board Chairman Erlen will remain available to the new company. Wenning said he is pleased Erlen has agreed to join the Supervisory Board of Bayer Schering Pharma AG as one of its Vice Chairmen. Due to the importance of the merger, Wenning himself plans to take over the chairmanship of the new company’s Supervisory Board.

Bayer already holds 88 percent of Schering’s outstanding shares

The acquisition of Schering is the Bayer Group’s biggest-ever transaction. The previous evening Bayer already announced the final result of the first acceptance period for the takeover offer. Bayer now controls 88 percent of Schering’s outstanding shares. Of this figure, about 42 percent were acquired either on the stock market or directly, while a further 46 percent were tendered under the public takeover offer. Wenning emphasized that all the remaining stockholders of Schering have the opportunity to tender their shares to Bayer - also at a price of EUR 89 per share - during the additional acceptance period, which runs from June 23 until July 6.

Regarding the turbulent final round of the struggle for Schering, Wenning commented: “We are convinced that from our point of view we have done the right thing. This is backed up by the facts.” He said Bayer has clearly exceeded the 75 percent minimum acceptance threshold it set itself and will be paying an acquisition price only slightly above its original offer. Assuming Bayer is able to acquire all the remaining shares for

EUR 89 each, the total transaction volume would rise from EUR 16.5 billion to just under EUR 16.9 billion. This represents an increase of approximately 2.5 percent. “A transaction of such dimensions and long-term significance for Bayer surely justifies this additional outlay,” said Wenning, adding that he is confident the additional expense can be more than offset through improvements in the performance of the combined business. “That is one of the reasons why I find the discussion about further job cuts unnecessary.”

Wenning explained that Bayer had communicated openly and transparently right from the beginning and throughout the offer period. “We complied with the legal rules for such transactions at all times, behaved fairly, explained our strategy in full and laid our cards on the table for everyone to see.” Addressing the criticism voiced in some circles that Bayer responded much too slowly to Merck’s share purchases, he said Bayer, too, purchased substantial share packages outside of the takeover offer within a very short time. Unlike Merck, however, Bayer required the approval of the U.S. Securities and Exchange Commission as soon as it wanted to pay more than the original offer price. Although the SEC acted swiftly, it still took several days for this approval to be granted.

Wenning: Equality principle in German takeover law requires further substantiation

Wenning therefore appealed to lawmakers to further substantiate the principle of equality in German takeover law. “While we were obligated to proceed according to a detailed set of rules, Merck was able to operate more or less freely in competition with us. I am convinced that the law needs amending in this respect.” Bayer’s CEO stressed, however, that the company is very satisfied with the process as a whole, with the work of its advisers, the cooperation shown by the authorities, and with the end result.

Wenning said the planning for a rapid integration process is already well advanced, with great importance to be placed on transparency and fairness, in keeping with the company’s style. This involves in particular an open dialogue with the employees’ representatives. “We have always shown in the past that we can work out good solutions together through constructive and purposeful cooperation - solutions that take into account the interests of the employees, the company and the stockholders alike,” said Wenning. “The integration of Schering is not intended to produce winners on one side and losers on the other.”

Wenning confirmed that Bayer Schering Pharma will be headquartered in Berlin, as previously announced. He said the name clearly shows that due account is being taken of the great tradition of the Schering brand in conjunction with the Bayer brand. “Bayer Schering Pharma is destined to become a national champion in pharmaceuticals and to take its place among the world’s top ten suppliers of specialty pharmaceuticals.” Based on 2005 figures, the new company will have sales in excess of EUR 9 billion, making it the biggest pharmaceutical company in Germany.

Erlen: Merger of Bayer and Schering presents a great opportunity

Schering Executive Board Chairman Erlen said he is relieved that Bayer’s friendly takeover of Schering has succeeded. “The acquisition adds considerable value for our stockholders and presents a great opportunity to create a powerful, world-class pharmaceutical company based in Berlin,” he declared. Bayer Schering Pharma will be an attractive partner for patients and physicians in its specialized fields. The two companies’ businesses complement each other well and share the same strategic alignment. One example of this is oncology, explained Erlen. The merger will not only enable the new company to grow more quickly overall. “We will also raise efficiency in research and development, enabling us to create new therapies for diseases for which there are currently no effective treatments.”

Erlen said that despite the need for synergies, the merger will also open up many opportunities for the employees, too, in the medium to long term. “The expertise and experience of Schering’s employees will not be lost in the integration process. We have outstanding products and are working on highly promising projects.”

“At our stockholders’ meeting in April,” Erlen remarked, “I said that our dream of an independent Schering had unfortunately come to an end. But I have a new dream: Bayer Schering Pharma can become a powerful, global pharmaceutical specialist. I look forward to that.”

Berlin/Leverkusen,  June 21, 2006
ha           (2006-0324-E)

Contacts:

Bayer AG:
Günter Forneck, phone +49 214 30 50446,
Email: guenter.forneck.gf@bayer-ag.de

Christian Hartel, phone +49 214 30 47686,
Email: christian.hartel.ch@bayer-ag.de

Schering AG:
Oliver Renner, phone +49 30 468 12431,
Email: oliver.renner@schering.de

Verena von Bassewitz, phone +49 30 468 192206,
Email: verena.vonbassewitz@schering.de

Note to editors:
CVs and photos of the future members of the Board of Management of Bayer Schering Pharma are now available on the Internet
at www.bayer.com and www.schering.de.

Photos of the news conference will be posted for download shortly afterwards.

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy or Canada.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.

Important information from Schering AG:

Schering Aktiengesellschaft has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to the tender offer for the ordinary shares and American depositary shares of Schering Aktiengesellschaft by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft may obtain such solicitation/recommendation statement, and other filed documents, free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Schering Aktiengesellschaft's website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.